UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Furiex Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36106P101

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 36106P101

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Fredric N. Eshelman
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 592,427
	6.	Shared Voting Power 41,806
	7.	Sole Dispositive Power 592,427
	8.	Shared Dispositive Power 41,806
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 634,233

CUSIP No. 36106P101

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 6.42%
12.	Type of Reporting Person IN

Item 1	(a)	Name of Issuer

Furiex Pharmaceuticals, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices

3900 Paramount Parkway, Suite 150, Morrisville, NC 27560

Item 2	(a)	Name of Person Filing

Fredric N. Eshelman

Item 2	(b)	Address of Principal Business Office, or if none, Residence

929 North Front Street, Wilmington, NC 28401

Item 2	(c)	Citizenship

United States

Item 2	(d)	Title of Class of Securities

Common Stock

Item 2	(e)	CUSIP Number

36106P101

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

CUSIP No. 36106P101

Item 4.	Ownership

(a) Amount beneficially owned:

634,233 shares includes 591,489 shares directly held by the Reporting Person; 41,666 shares held in a grantor retained annuity trust; 938 shares held in Elk Mountain Consulting, LLC, a member-managed limited liability company, Iron Bar Holdings, LLC, member, itself a manager-managed LLC, sole member and manager Fredric N. Eshelman; and 140 shares held by the Reporting Person’s spouse.

(b) Percent of class:

6.42%

(c) Number of shares as to which such person has:

The Reporting Person has sole voting and dispositive power of 591,489 shares. The Reporting Person has shared voting and dispositive power over the 938 shares held by Elk Mountain Consulting, LLC and the Reporting Person may be deemed to have shared voting and dispositive powers as to the 140 shares held by his spouse and the 41,666 shares held by the grantor retained annuity trust.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 36106P101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

Fredric N. Eshelman

/s/ Alexander M. Donaldson
Signature

Attorney-in-Fact
Title

5